SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                  SunOpta Inc. (f/k/a Stake Technology Limited)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  85 25 59 103
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Guy P. Lander
                               Claridge Israel LLC
                     c/o Davies Ward Phillips & Vineberg LLP
                         625 Madison Avenue, 12th Floor
                            New York, New York 10022
                                 (212) 588-5511
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                December 30, 2003
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

                                 SCHEDULE 13D/A

---------------------------
CUSIP No.      85 25 59 103
---------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Claridge Israel LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    -0-
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            -0-
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            -0-
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------
CUSIP No.      85 25 59 103
---------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen R. Bronfman
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                5,397,088
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    -0-
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     5,397,088
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,397,088
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------
CUSIP No.      85 25 59 103
---------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Robert Fetherstonhaugh

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                16,000
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    285,714
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     16,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                285,714
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            301,714
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.6%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            IN
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------
CUSIP No.      85 25 59 103
---------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SRB Belvedere Trust
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                285,714
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    -0-
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     285,714
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            285,714
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

                                 SCHEDULE 13D/A

---------------------------
CUSIP No.      85 25 59 103
---------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Charles R. Bronfman Trust
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    109,818
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     -0-
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                109,818
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            109,818
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON

            OO
----------- --------------------------------------------------------------------

Introductory Note

     This Amendment No. 7 (this "Statement") amends the Schedule 13D originally filed by Claridge Israel LLC, a Delaware limited liability company ("Claridge"), on September 27, 2001, as amended by Amendment No. 1 thereto filed on October 2, 2001, as further amended by Amendment No. 2 thereto filed on October 23, 2001, as further amended by Amendment No. 3 thereto filed on December 27, 2001, as further amended by Amendment No. 4 thereto filed on December 6, 2002, as further amended by Amendment No. 5 thereto filed on March 28, 2003, and as further amended and restated by Amendment No. 6 thereto filed on September 8, 2003 (the initial Schedule 13D together with all amendments thereto are herein referred to as the "Original 13D"). Claridge, Stephen R. Bronfman ("Bronfman"), Robert Fetherstonhaugh ("Fetherstonhaugh"), the SRB Belvedere Trust (the "Belvedere Trust") and the Charles R. Bronfman Trust ("CR.BT", together with Bronfman, Fetherstonhaugh and the Belvedere Trust, the "Reporting Persons") are jointly filing this Statement. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Original 13D.

     This Statement, among other things, (i) adds CR.BT as a "Reporting Person" and (ii) removes Claridge as a "Reporting Person" because Claridge has ceased to be the beneficial owner of the common stock, without par value (the "Common Stock"), of SunOpta Inc., a Canadian corporation (f/k/a Stake Technology Limited) (the "Issuer").

Item 1. Security and Issuer.

     Item 1 of the Original 13D is amended and restated in its entirety to read as follows:

     This Statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 2838 Highway 7, Norval, Ontario, Canada L0P 1K0.

Item 2. Identity and Background.

     Items 2(a) through (f) of the Original 13D are hereby amended and restated in their entirety to read as follows:

     (a) This Statement is being filed on behalf of the Reporting Persons.
Schedule I-A to this Statement contains the name, residence or business address, present principal occupation and citizenship of each trustee (each a "Belvedere Trustee") of the Belvedere Trust. Schedule I-B to this Statement contains the name, residence or business address, present principal occupation and citizenship of each trustee (each a "CR.BT Trustee") of CR.BT.

     (b) Each of Bronfman, Fetherstonhaugh and the Belvedere Trust has its principal office at c/o Claridge Inc., 1170 Peel Street, Montreal, Canada H3P 4P2. CR.BT has its principal office at c/o Davies Ward Phillips & Vineberg LLP, 625 Madison Avenue, 12th Floor, New York, New York 10022.

     (c) The principal business of each of Bronfman, the Belvedere Trust and CR.BT consists of the acquisition, ownership, disposition and reinvestment of investment assets and related business activities. The principal business of Fetherstonhaugh is his present occupation as the President and Chief Executive Officer of Claridge, Inc., an affiliate of Claridge.

     (d) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the persons listed on Schedule I-A as a Belvedere Trustee or the persons listed on Schedule I-B as a CR.BT Trustee of CR.BT, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the persons listed on Schedule I-A as a Belvedere Trustee or the persons listed on Schedule I-B as a CR.BT Trustee, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Belvedere Trust is organized under the laws of Canada. CR.BT is organized under the laws of New York. Bronfman and Fetherstonhaugh are citizens of Canada.

Item 4. Purpose of Transaction.

     Item 4 of the Original 13D is hereby amended by adding the following paragraph at the end of the discussion of the Original 13D and prior to the last two paragraphs of Item 4 of the Original 13D:

     Bronfman directly owns a 49% membership interest in Claridge. CR.BT owns a 1% membership interest in Claridge. On December 30, 2003, Claridge distributed pro rata to its members the shares of Common Stock and the warrants to purchase shares of Common Stock owned by it (the "Distribution"). In connection with the Distribution, (i) Bronfman received 4,156,088 shares of Common Stock and warrants to acquire 1,225,000 shares of Common Stock and (ii) CR.BT received 84,818 shares of Common Stock and warrants to acquire 25,000 shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

     Items 5(a), (b), (c) and (e) of the Original 13D are hereby amended and restated in their entirety to read as follows:

     (a) The Reporting Persons may be deemed members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and Rule 13d-5(b)(1) thereunder. Bronfman and Fetherstonhaugh are designated by Claridge to serve on the Board of Directors of the Issuer. Additionally, Fetherstonhaugh is a Belvedere Trustee.

     Bronfman beneficially owns directly 5,397,088 shares of Common Stock (including 1,231,000 shares of Common Stock that may be acquired through presently exercisable options and warrants), which represents approximately 10.0% of the Common Stock of the Issuer based on the 52,578,460 shares of Common Stock the Issuer had outstanding as of November 6, 2003, as reported on the Issuer's Form 10-Q for the quarterly period ended September 30, 2003 (the "Form 10-Q"), and the 1,231,000 shares of Common Stock that may be acquired by Bronfman through presently exercisable options and warrants. Bronfman is a contingent beneficiary of CR.BT and the sole beneficiary of the Belvedere Trust. Bronfman disclaims beneficial ownership of (i) the shares of Common Stock held by CR.BT to the extent he may be deemed to have an interest in them through CR.BT and (ii) all shares of Common Stock held by Fetherstonhaugh and the Belvedere Trust.

     Fetherstonhaugh beneficially owns (i) directly 16,000 shares of Common Stock (including 6,000 shares of Common Stock that may be acquired through presently exercisable options) and (ii) indirectly 285,714 shares of Common Stock held by the Belvedere Trust, which in the aggregate represents approximately 0.6% of the Common Stock of the Issuer based on the 52,578,460 shares of Common Stock the Issuer had outstanding as of November 6, 2003, as reported on the Form 10-Q, and the 6,000 shares of Common Stock that may be acquired through presently exercisable options. Fetherstonhaugh disclaims beneficial ownership of all shares of Common Stock held by Bronfman and CR.BT.

     The Belvedere Trust beneficially owns directly 285,714 shares of Common Stock, which represents approximately 0.5% of the Common Stock of the Issuer, based on the 52,578,460 shares of Common Stock the Issuer had outstanding as of November 6, 2003, as reported on the Form 10-Q. The Belvedere Trust disclaims beneficial ownership of all shares of Common Stock held by Bronfman, Fetherstonhaugh and CR.BT. The Belvedere Trust shares beneficial ownership of all of the shares of Common Stock owned by it with Fetherstonhaugh, a Belvedere Trustee.

     CR.BT beneficially owns 109,818 shares of Common Stock (including 25,000 shares of Common Stock that may be acquired through presently exercisable warrants), which represents approximately 0.2% of the Common Stock of the Issuer, based on the 52,578,460 shares of Common Stock the Issuer had outstanding as of November 6, 2003, as reported on the Form 10-Q, and the 25,000 shares of Common Stock that may be acquired through presently exercisable warrants. CR.BT disclaims beneficial ownership of all shares of Common Stock held by Bronfman, Fetherstonhaugh and the Belvedere Trust. CR.BT shares beneficial ownership of all of the shares of Common Stock owned by it with the CR.BT Trustees.

     Except as disclosed in this Item 5(a), as of the date hereof, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the persons set forth on Schedule I-A or Schedule I-B, beneficially owns any shares of Common Stock.

     (b) Except as set forth in Item 5(a) above, each Reporting Person possesses the sole power to vote and to dispose of the shares of Common Stock reported herein as beneficially owned by such Reporting Person.

     (c) Except for the acquisition of 10,000 shares of Common Stock by each of Bronfman and Fetherstonhaugh through the exercise of options on December 15, 2003, in the 60 days prior hereto there have been no transactions in the Common Stock effected by the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons set forth on Schedule I-A or Schedule I-B hereto.

     (e) On December 30, 2003, Claridge ceased to be the beneficial owner of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Information contained in Item 6 of the Original 13D is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

     Exhibit A. Joint Filing Agreement, dated January 6, 2004, by and among
                Claridge Israel LLC, Stephen R. Bronfman, Robert
                Fetherstonhaugh, SRB Belvedere Trust and Charles R. Bronfman Trust.

     Exhibit B. Power of Attorney from Stephen R. Bronfman.

     Exhibit C. Power of Attorney from Robert Fetherstonhaugh.

     Exhibit D. Power of Attorney from Robert Fetherstonhaugh, a Trustee of the
                SRB Belvedere Trust.

     Exhibit E. Power of Attorney from Michael Vineberg, a Trustee of the SRB
                Belvedere Trust.

     Exhibit F. Power of Attorney from Guy P. Lander, a Trustee of the Charles
                R. Bronfman Trust.

     Exhibit G. Power of Attorney from Steven H. Levin, a Trustee of the Charles
                R. Bronfman Trust.

     Exhibit H. Power of Attorney from Jay Rubinstein, a Trustee of the Charles
                R. Bronfman Trust.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  January 6, 2004                 CLARIDGE ISRAEL LLC

                                        By: /s/ Andrew J. Parsons
                                            ------------------------------
                                            Name:  Andrew J. Parsons
                                            Title: Vice President


Dated:  January 6, 2004                 STEPHEN R. BRONFMAN

                                        By: /s/ Michel Boucher
                                            ------------------------------
                                            Name: Michel Boucher,
                                                  as Attorney-in-Fact
                                                  for Stephen R. Bronfman


Dated:  January 6, 2004                     ROBERT FETHERSTONHAUGH

                                        By: /s/ Michel Boucher
                                            ------------------------------
                                            Name: Michel Boucher,
                                                  as Attorney-in-Fact
                                                  for Robert Fetherstonhaugh


Dated:  January 6, 2004                     SRB BELVEDERE TRUST

                                        By: /s/ Michel Boucher
                                            ------------------------------
                                            Name: Michel Boucher,
                                                  as Attorney-in-Fact for each
                                                  of Robert Fetherstonhaugh, a
                                                  Trustee, and Michael D.
                                                  Vineberg, a Trustee


Dated:  January 6, 2004                     CHARLES R. BRONFMAN TRUST

                                        By: /s/ Michel Boucher
                                            ------------------------------
                                            Name: Michel Boucher,
                                                  as Attorney-in-Fact for each
                                                  of Guy P. Lander, a Trustee,
                                                  Steven H. Levin, a Trustee,
                                                  and Jay Rubinstein, a Trustee

                                  SCHEDULE I-A

                                 TO SCHEDULE 13D

                           Information with Respect to

                         Trustees of the Belvedere Trust

         The following sets forth as to each of the Belvedere Trustees of the Belvedere Trust: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of the Belvedere Trust, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


Name and
Position with
the Belvedere                                               Present Principal
Trust                    Present Business Address           Occupation                  Citizenship
--------------           ------------------------           -----------------           -----------
Robert Fetherstonhaugh   c/o Claridge, Inc.                 President and CEO,          Canada
                         1170 Peel Street, Montreal,        Claridge, Inc.
                         Canada H3B 4P2

Michael D. Vineberg      c/o Davies Ward Phillips &         Partner, Davies Ward        Canada
                         Vineberg LLP                       Phillips & Vineberg LLP
                         1501 McGill College Avenue, 26th
                         Floor Montreal, Quebec, H3A 3N9

                                  SCHEDULE I-B

                                 TO SCHEDULE 13D

                           Information with Respect to

                                Trustees of CR.BT

     The following sets forth as to each of the CR.BT Trustees of CR.BT: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. To the knowledge of CR.BT, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


Name and
Position with                                               Present Principal
CR.BT                    Present Business Address           Occupation                  Citizenship
--------------           ------------------------           -----------------           -----------
Guy P. Lander            c/o Davies Ward Phillips &         Partner, Davies Ward        United States
                         Vineberg LLP                       Phillips & Vineberg LLP
                         625 Madison Avenue,
                         12th Floor
                         New York, NY 10022

Steven H. Levin          c/o Davies Ward Phillips &         Partner, Davies Ward        United States
                         Vineberg LLP                       Phillips & Vineberg LLP
                         625 Madison Avenue,
                         12th Floor
                         New York, NY 10022

Jay Rubinstein           c/o Withers Bergman LLP            Principal, Withers          United States
                         157 Church Street                  Bergman LLP
                         P.O. Box 426 New Haven, CT 06502